Exhibit 99.1

Greenbrook TMS Announces Appointment of Robert Higgins to the Board

TORONTO--(BUSINESS WIRE)--August 3, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”) is pleased to announce the appointment of Robert Higgins to the board of directors of the Company (the “Board”), effective immediately. The appointment of Mr. Higgins increases the size of the Board to nine members.

Mr. Higgins is currently Managing Director, Investment Professional & General Counsel of Masters Special Situations, LLC (“MSS”), a healthcare focused growth equity firm which he co-founded in 2020. Prior to co-founding MSS, Mr. Higgins was Vice President, Business Development & General Counsel of Arosa+LivHOME, a Bain Capital Double Impact Portfolio Company, and a premier national provider of integrated care management and caregiving services. Prior to his time with Arosa+LivHOME, Mr. Higgins held a variety of both investment and legal roles, including as an investment adviser in the Investment Management Division of Goldman Sachs and as a corporate attorney at Sidley Austin LLP. Mr. Higgins holds a bachelor’s degree from Duke University and a master’s degree from the London School of Economics. He earned his J.D., cum laude, from Washington University in St. Louis School of Law and is a member of the New York State Bar.

About Greenbrook TMS Inc.

Operating through 129 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867